UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

EMS TECHNOLOGIES, INC.
(Name of Subject Company (Issuer))

HONEYWELL INTERNATIONAL INC.
EGRET ACQUISITION CORP.
(Names of Filing Persons (Offerors))

Common Stock, $0.10 Par Value Per Share,
including associated common stock purchase rights
(Title of Class of Securities)

26873N108
(CUSIP Number of Class of Securities)

Thomas F. Larkins
Vice President, Deputy General Counsel and Corporate Secretary
Honeywell International Inc.
101 Columbia Road
P.O. Box 4000
Morristown, NJ 07962-2497
(973) 455-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

David Robbins
Bingham McCutchen LLP
Suite 4400
355 South Grand Avenue
Los Angeles, CA 90071-3106
213-680-6400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

          This filing on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer by Egret Acquisition Corp. (“Egret”), a Georgia corporation and a wholly-owned subsidiary of Honeywell International Inc., a Delaware corporation (“Honeywell” or the “Company”), to purchase all of the outstanding shares of common stock, $0.10 par value per share, of EMS Technologies, Inc., a Georgia corporation (“EMS”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of June 13, 2011, by and among Egret, Honeywell and EMS.

Additional Information

          The planned tender offer described in this document and the exhibits hereto has not yet been commenced. This document and the exhibits hereto are neither an offer to purchase nor a solicitation of an offer to sell shares of EMS. At the time the tender offer is commenced, the Company and Egret intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and EMS intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Company, Egret and EMS intend to mail these documents to the stockholders of EMS. These documents will contain important information about the tender offer and stockholders of EMS are urged to read them carefully when they become available. Stockholders of EMS will be able to obtain a free copy of these documents (when they become available) and other documents filed by EMS, the Company or Egret with the Securities and Exchange Commission (the “Commission”) at the website maintained by the Commission at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from the information agent named in the offer to purchase or from the Company.

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EXHIBIT INDEX

Exhibit Number	Description

99.1	Honeywell International Inc. Presentation to EMS Technologies, Inc. Employees, dated June 17, 2011 (Aerospace)
99.2	Honeywell International Inc. Presentation to EMS Technologies, Inc. Employees, dated June 17, 2011 (Automation and Control Solutions)

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